     As filed with the Securities and Exchange Commission on March 30, 2001
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________


                           ---------------------------
                           Commission File No: 0-14134
                           ---------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        THE GOOD GUYS! DEFERRED PAY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The Good Guys, Inc.
                             1600 Harbor Bay Parkway
                            Alameda, California 94502
                                 (510) 747-6000

                              REQUIRED INFORMATION

               The Good Guys! Deferred Pay Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended September 30, 1999 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                   SIGNATURES

               The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOOD GUYS! DEFERRED PAY PLAN

By: The Good Guys! Deferred Pay Plan Administrative Committee



/s/ RONALD A. UNKEFER                        March 30, 2001
-------------------------------
(Ronald A. Unkefer)


/s/ ROBERT A. STOFFREGEN                     March 30, 2001
-------------------------------
(Robert A. Stoffregen)

THE GOOD GUYS!
DEFERRED PAY PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED SEPTEMBER 30, 2000 AND 1999,
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
YEAR ENDED SEPTEMBER 30, 2000 AND
INDEPENDENT AUDITORS' REPORT

THE GOOD GUYS! DEFERRED PAY PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          PAGE
INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
    as of September 30, 2000 and 1999                                       2

  Statements of Changes in Net Assets Available for Benefits
    for the Years Ended September 30, 2000 and 1999                         3

  Notes to Financial Statements                                             4-6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
  YEAR ENDED SEPTEMBER 30, 2000:

  Schedule H, line 4i - Schedule of Assets Held for Investment Purposes     7


  Schedule G, Part III - Schedule of Non Exempt Transactions                8

INDEPENDENT AUDITORS' REPORT


Administrative Committee
The Good Guys!
Deferred Pay Plan

We have audited the accompanying statements of net assets available for benefits of The Good Guys! Deferred Pay Plan (the "Plan") as of September 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2000 and 1999, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and non-exempt transactions for the year ended September 30, 2000 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
SAN FRANCISCO, CALIFORNIA


March 16, 2001

THE GOOD GUYS! DEFERRED PAY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------


                                              2000              1999
ASSETS:

  Investments, at fair value:
    The Good Guys, Inc. common stock      $  2,109,912       $  1,710,095
    Mutual funds                            12,145,290         12,151,645
    Collective trust                         1,290,308          1,144,611
    Money market funds                         185,552            508,846
    Participant loans                        1,157,399          1,015,611
                                          ------------       ------------

           Total investments                16,888,461         16,530,808

  Pending asset purchases                       35,677
  Contributions receivable                     275,085            380,468
                                          ------------       ------------

           Total assets                     17,199,223         16,911,276
                                          ------------       ------------

LIABILITIES:
  Accounts payable                             (50,303)
  Due to Profit Sharing Plan                   (87,909)
                                          ------------       ------------
           Total liabilities                  (138,212)                 -
                                          ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS         $ 17,061,011       $ 16,911,276
                                          ============       ============


See notes to financial statements.

THE GOOD GUYS! DEFERRED PAY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------


                                                              2000               1999
ADDITIONS TO ASSETS:
  Investment income (loss):
    Interest income                                       $     66,819       $     73,676
    Net appreciation (depreciation) in fair value of
      The Good Guys, Inc. common stock                         308,836            340,390
    Collective Trust                                            79,464             66,734
    Mutual funds                                             1,386,035          2,685,621
                                                          ------------       ------------

Total                                                        1,841,154          3,166,421

  Contributions:
    Participant contributions                                2,675,893          2,772,930
    Employer contributions                                           -             31,379
    Rollovers                                                  163,381             48,074
                                                          ------------       ------------

Total                                                        2,839,274          2,852,383

  Other receipts                                                23,010                  -
                                                          ------------       ------------

           Total additions                                   4,703,438          6,018,804

DEDUCTIONS FROM ASSETS -
  Benefit payments                                          (4,553,703)        (3,285,784)
                                                          ------------       ------------

NET INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                 149,735          2,733,020

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                         16,911,276         14,178,256
                                                          ------------       ------------

  End of year                                             $ 17,061,011       $ 16,911,276
                                                          ============       ============


See notes to financial statements.

THE GOOD GUYS! DEFERRED PAY PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

1.   SUMMARY DESCRIPTION OF PLAN

     The Good Guys! Deferred Pay Plan (the "Plan") is a defined contribution tax deferred savings plan available to employees of The Good Guys, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees of the Company may voluntarily commence participation in the Plan on October 1st or April 1st of each year provided they have completed twelve months of continuous service (six months of continuous service for Plan years commencing on or after October 1, 1999). Participants may contribute up to 20% of their annual compensation to the Plan. However, the sum of the participant's contributions to the Plan and the Company's contribution to The Good Guys! Profit-Sharing Plan on the participant's behalf may not be in excess of the amount allowed for federal income tax purposes. Additional contributions may be made to the Plan by the Company at the option of the Plan's Administrative Committee.

     Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     Each participant's share of assets is segregated in an individual account and invested in accordance with the investment choice elected by the participant. The participants have a choice of six investments, four of those investments are mutual funds, one is a collective trust and one is Company Stock. The prospectuses for these investment options describe the funds as follows:

     INVESTMENT COMPANY OF AMERICA (EQUITY GROWTH & INCOME FUND) - Funds are invested in marketable securities, principally common stock, for long-term growth of capital and income.

     NEW PERSPECTIVE FUND (GLOBAL GROWTH FUND) - Funds are invested in common stocks of both foreign and domestic companies for long-term growth of capital.

     BOND FUND OF AMERICA (FIXED INCOME FUND) - Funds are invested in marketable fixed-income debt securities, government obligations, and money-market instruments for current income and the preservation of capital.

     AMERICAN BALANCED FUND (EQUITY GROWTH & INCOME FUND) - Funds are invested in a diversified array of equities, debt, and cash instruments for capital preservation, current income, and long-term growth of capital and income.

     MERRILL LYNCH RETIREMENT PRESERVATION TRUST (CASH EQUIVALENTS; COLLECTIVE TRUST FUND) Funds are invested in Guaranteed Investment Contracts, U.S. Government obligations and money market instruments for current income and preservation of capital (see Note 4).

     THE GOOD GUYS! COMPANY STOCK FUND - Funds are invested in The Good Guys! common stock.

     VESTING - All employee contributions are fully vested at the time of contribution.

     DISTRIBUTION OF BENEFITS - Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service. The Plan provides that all administrative costs be paid by the Company.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination, all amounts credited to the participants' accounts will be distributed in accordance with Plan provisions.

     INCOME TAXES - The Plan obtained a determination letter on February 21, 1997, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

     USE OF ESTIMATES - In preparing the Plan's financial statements, the administrator is required to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets at the date of the financial statements, and the reported amounts of additions and deductions to net assets during the reporting periods. Actual results could differ from these estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at estimated fair value, which is determined by quoted market prices. The Plan holds units of a common collective trust fund, the underlying assets of which are guaranteed investment contracts valued at contract value. Participant loans are carried at amortized cost, which approximates fair value (See Note 4).

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS are recorded when paid.

     RECLASSIFICATIONS - Certain 1999 balances have been reclassified to conform with current year presentation for comparative purposes.

3.   PARTICIPANT LOANS

     Under the terms of the Plan and subject to certain limitations as defined in the Plan agreement, participants may borrow against the amount of their vested accounts. Such loans are payable over periods of up to five years, or up to 30 years for the purchase of a primary residence, and bear interest at a rate equal to that charged by institutional lenders for similar loans at the time the loan is made. As of September 30, 2000, there are 310 loans, maturing from 2000 to 2030 with interest rates ranging between 9% and 11%.

4.   FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

     As required by Financial Accounting Standard No. 105, Disclosure of Information about Financial Investments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the following information about the risk characteristics associated with the Merrill Lynch Retirement Preservation Trust (the "Fund") is presented.

     The Fund invests in guaranteed investment contracts ("GIC"), bank investment contracts ("BIC") and other synthetic guaranteed investment contracts issued by selected North American life insurance companies and U.S. banks. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at fixed or variable rates as specified under its terms. The credit risk of the issuer of each investment contract is evaluated and monitored by the trustee.

     The Fund's policy is to require that the investment contract issuer has ratings no lower than a rating of AAA from Standard & Poor's or Aa2 from Moody's at the time of purchase.

     The GIC issuer is subject to an analysis of asset quality, liquidity, management quality, surplus adequacy and profitability. Further, the issuer's mortgage loan portfolio and bond holdings are scrutinized for exposure to high risk bonds and geographical concentrations.

     A credit review of all issuers of GICs is performed periodically. The reviews are based upon the external rating services listed above. An investment contract may be identified as substandard or removed from the Fund depending on the degree of deterioration of the issuer's rating. The Trustee may elect to segregate a contract from the Fund, resulting in separate accounting for the investment contract. As a result, participants admitted to the Fund after the contract has been segregated from the Fund will not be affected.

     The Fund's policy is to review a variety of factors prior to selecting a BIC issuer for bidding on BICs. These factors include, but are not limited to, asset quality, liquidity, management quality, profitability and, as is the policy of the Trustee, the Trustee's exposure to the issuing bank. Furthermore, the Fund's investments in BICs are insured by the Federal Deposit Insurance

     Corporation within applicable limits. Such coverage was eliminated effective December 1993, or, for contracts purchased prior to December 1991, at maturity.

5.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets at September 30, 2000 and 1999 are separately identified in the following table:

                                                          2000           1999
                                                       FAIR VALUE     FAIR VALUE
                                                       ----------     ----------
     Investment Company of America                     $5,037,999     $5,146,416
     New Perspective Fund                               4,657,917      4,306,893
     American Balanced Fund                             1,998,482      2,171,675
     Merrill Lynch Retirement Preservation Trust        1,290,308      1,147,578
     The Good Guys! Company Stock Fund                  2,109,912      1,710,095
     Loans to participants                              1,157,399      1,015,611

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are units of common collected funds managed by Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                                     ******

THE GOOD GUYS! DEFERRED PAY PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


        INVESTMENTS                                      FAIR VALUE
INVESTMENT COMPANY OF AMERICA                           $ 5,037,999

NEW PERSPECTIVE FUND                                      4,657,917

BOND FUND OF AMERICA                                        450,892

AMERICAN BALANCED FUND                                    1,998,482

MERRILL LYNCH RETIREMENT PRESERVATION TRUST               1,290,308

THE GOOD GUYS! COMPANY STOCK FUND                         2,109,912

MONEY MARKET FUND                                           185,552

LOANS TO PARTICIPANTS (See Note 3)                        1,157,399
                                                        -----------

TOTAL INVESTMENTS                                       $16,888,461
                                                        ===========

THE GOOD GUYS! DEFERRED PAY PLAN

SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
(TRANSACTIONS EXCEEDING MAXIMUM TIME PERIOD ALLOWED BY ERISA)
YEAR ENDED SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


                       (b) RELATIONSHIP    (c) DESCRIPTION OF TRANSACTION                                             (g)
                           PLAN EMPLOYER       INCLUDING MATURITY DATE,                (d)      (e)                COST PLUS
(a) IDENTITY OF PARTY      OR OTHER PARTY      RATE OF INTEREST, COLLATERAL,         COST OF    DAYS      (f)      INTEREST
    INVOLVED               IN INTEREST         PAR OR MATURITY VALUE                  ASSET     LATE   INTEREST     (d)+(f)

The Good Guys, Inc.        Plan Sponsor        The Plan breached DOL Regulation     $ 121,611      5     $166      $ 121,777
                                               2501.3-102 which requires
                                               contribution of defined                  9,452      5       13          9,465
                                               contribution plans to be remitted
                                               within 15 business days after the          536      5        1            537
                                               month in which participant
                                               contribution amounts were withheld       6,190      2        3          6,193
                                               by the employer. The interest will   ---------            ----      ---------
                                               be remitted to the trust in April
                                               2001.                                $ 137,789            $183      $ 137,972
                                                                                    =========            ====      =========